1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 31, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Income Strategy Fund
Files Nos. 333-249435 and 811-21374

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the Registration Statement on Form N-2 (the “Registration Statement”) of PIMCO Income Strategy Fund (the “Fund”), which was filed with the SEC on November 24, 2020.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1: Please revise the “Short-Term Investments / Temporary Defensive Strategies” section on page 88 of the SAI to match the language contained in the prospectus.

Response: The Fund will update the disclosure at the next opportunity.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Anu Dubey December 31, 2020 Page 2

Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP